UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

HECHO ESENCIAL (Notice of Essential Event)

(Santiago, Chile, July 7th, 2015) – Compañía Cervecerías Unidas S.A. (CCU) announces that at its Board meeting, held today, and due to the resignation as director of CCU, presented at the Board´s previous meeting, by Messrs. Manuel José Noguera Eyzaguirre and Philippe Pasquet, both effective June 30, 2015, the Board appointed as directors, until the next Ordinary Shareholders´ Meeting, Messrs. Rodrigo Hinzpeter Kirberg and Didier Debrosse, as permitted by Article 32 of Law 18,046.

Additionally, the independent director Mr. Vittorio Corbo Lioi proceeded to appoint director Jorge Luis Ramos Santos as member of the  Directors Committee, in lieu of  Mr. Philippe Pasquet, pursuant to Article 50 bis of Law 18,046 and Circular 1,956 of 2009 of the Superintendencia de Valores y Seguros, thus, the Committee is  currently composed by Messrs. Vittorio Corbo Lioi, Francisco Pérez and Jorge Luis Ramos Santos.

Finally, it is noted that the Audit Committee, established pursuant to the provisions of Sarbanes-Oxley Act, is currently composed by directors Messrs. Vittorio Corbo Lioi and Jorge Luis Ramos Santos, participating on an observer status directors Messrs. Francisco Pérez Mackenna and Carlos Molina Solis.

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard, Compañía Pisquera Bauzá S.A. and Coors Brewing Company. For further information, visit www.ccu.cl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: July 7, 2015